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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*



                         Opinion Research Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   683755102
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


                           LLR Equity Partners, L.P.
                         1150 First Avenue, Suite 100
                           King of Prussia, PA 19406
                            Attention: Seth J. Lehr
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 1, 2000
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(c), 240.13d-1(f), or 240.13d-1(g), check the following box [_].

NOTE:  Schedules filed in paper format shall include a signed original and five
----
copies of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683755102              SCHEDULE 13D                     Page 2 of 12

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      LLR Equity Partners, L.P.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO, See Item 3
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

      Not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          0, See Item 5
   BENEFICIALLY   ------------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               1,740,339, See Item 5
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          0, See Item 5
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          1,740,339, See Item 5
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,740,339, See Item 5
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not applicable, See Item 5                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.9%, See Item 5
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO - Limited Partnership
------------------------------------------------------------------------------

CUSIP No. 683755102              SCHEDULE 13D                     Page 3 of 12

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      LLR Capital, L.P
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO, See Item 3
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

      Not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          0, See Item 5
   BENEFICIALLY    -----------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               1,916,958, See Item 5
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          0, See Item 5
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          1,916,958, See Item 5
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,916,958, See Item 5
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not applicable, See Item 5                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.9%, See Item 5
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO - Limited Partnership
------------------------------------------------------------------------------

CUSIP No. 683755102              SCHEDULE 13D                     Page 4 of 12

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      LLR Capital, LLC
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO, See Item 3
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

      Not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          0, See Item 5
   BENEFICIALLY    -----------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               1,916,958, See Item 5
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          0, See Item 5
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          1,916,958, See Item 5
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,916,958, See Item 5
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not applicable, See Item 5                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.9%, See Item 5
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO - Limited Liability Corporation
------------------------------------------------------------------------------

CUSIP No. 683755102              SCHEDULE 13D                     Page 5 of 12

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Howard D. Ross
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO, See Item 3
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

      Not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          0, See Item 5
   BENEFICIALLY    -----------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               1,916,958, See Item 5
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          0, See Item 5
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          1,916,958, See Item 5
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,916,958, See Item 5
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not applicable, See Item 5                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.9%, See Item 5
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

CUSIP No. 683755102              SCHEDULE 13D                     Page 6 of 12

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Ira M. Lubert
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO, See Item 3
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

      Not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          0, See Item 5
   BENEFICIALLY    -----------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               1,916,958, See Item 5
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          0, See Item 5
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          1,916,958, See Item 5
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,916,958, See Item 5
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not applicable, See Item 5                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.9%, See Item 5
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

CUSIP No. 683755102              SCHEDULE 13D                     Page 7 of 12

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Seth J. Lehr
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      OO, See Item 3
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

      Not applicable
------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
     NUMBER OF       7.   SOLE VOTING POWER

      SHARES
                          0, See Item 5
   BENEFICIALLY    -----------------------------------------------------------
                     8.   SHARED VOTING POWER
     OWNED BY

       EACH               1,916,958, See Item 5
                   -----------------------------------------------------------
    REPORTING        9.   SOLE DISPOSITIVE POWER

      PERSON
                          0, See Item 5
       WITH        -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER

                          1,916,958, See Item 5
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,916,958, See Item 5
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      Not applicable, See Item 5                                    [_]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.9%, See Item 5
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

Item 1.    Security and Issuer.
           --------------------

     This statement relates to the common stock, par value $.01 per share (the
"Common Stock"), of Opinion Research Corporation  (the "Company").   The
Company's principal executive offices are located at: 23 Orchard Road, Skillman, New Jersey 08558.

Item 2.    Identity and Background.
           ------------------------

     (a)  Name:  This statement is being filed by (1) LLR Equity Partners, L.P.,
          ----
(2) LLR Capital, L.P., (3) LLR Capital, L.L.C., (4) Howard D. Ross, (5) Ira M. Lubert and (6) Seth J. Lehr (individually, a "Reporting Person" and, collectively, the "Reporting Persons"). LLR Capital, L.P. is the general partner of LLR Equity Partners, L.P. LLR Capital, L.L.C. is the general partner of LLR Capital, L.P. Howard D. Ross, Ira M. Lubert and Seth J. Lehr are managing members of LLR Capital, L.L.C.

     The filing of this statement shall not be construed as an admission (i) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this Schedule, (ii) that this Schedule is legally required to be filed by any of the Reporting Persons or (iii) that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, a "group" within the meaning of Regulation 13D-5 promulgated under the Securities Exchange Act of 1934, as amended.

     (b)  Residence or Business Address:  The residence or business address of
          -----------------------------
each of the Reporting Persons is 1150 First Avenue, Suite 100, King of Prussia, PA 19406.

     (c)  Principal Occupation/Business:
          -----------------------------

          LLR Equity Partners, L.P. is an investment fund.

          LLR Capital, L.P. is the general partner of LLR Equity Partners, L.P.

          LLR Capital, LLC is the general partner of LLR Capital, L.P.

          Howard D. Ross is a managing member of LLR Capital, L.L.C.

          Ira M. Lubert is a managing member of LLR Capital, L.L.C.

          Seth J. Lehr is a managing member of LLR Capital, L.L.C.

     (d)  Criminal Convictions: During the last five years, none of the
          ---------------------
Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e)  Court or Administrative Proceedings: During the last five years, none
          ------------------------------------
of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship / State of Organization:   LLR Equity Partners, L.P., LLR
          ------------------------------------
Capital, L.P., LLR Capital, LLC, are each organized under the laws of the State of Delaware. Howard D. Ross, Ira M. Lubert and Seth J. Lehr are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     Pursuant to the terms of a purchase agreement (the Purchase Agreement") dated September 1, 2000, LLR Equity Partners, L.P. ("LLR Equity") and LLR Equity Partners Parallel, L.P. ("LLR Parallel" and together with LLR Equity, the "Purchaser") purchased 1,176,458 shares of the Company's Common Stock (LLR
Equity: 1,068,065 shares, LLR Parallel: 108,393 shares) at a price of $8.50 per share and 10 shares of the Company's Series B Preferred Stock (LLR Equity: 9 shares, LLR Parallel: 1 share) at $10.00 per share. The Company's Series B Preferred Stock is not convertible into the Company's Common Stock. In addition, the Purchaser purchased, at no additional cost, warrants to purchase an additional 740,500 shares of the Company's Common Stock (LLR Equity: 672,274 shares, LLR Parallel: 68,226 shares) at an exercise price of $12.00 per share. The Warrants are currently exercisable and expire on September 1, 2010. The $10 million aggregate purchase price was capital raised from the sale of interests in the Purchaser to investors.

Item 4.   Purpose of Transaction.
          -----------------------

     (a) All of the shares of Common Stock reported herein were acquired for investment purposes. In connection with the Purchase Agreement, the Company issued Anti-Dilution Warrants to the Purchaser. The Anti-Dilution Warrants provide that if the Company issues stock without consideration or for consideration per share less than $8.50 (subject to adjustment) (a "Dilutive Transaction"), the holder of the Anti-Dilution Warrant may purchase a number of shares of Common Stock which, when added to the sum of the number of shares of Common Stock initially issued to the holder of the Anti-Dilution Warrant pursuant to the Purchase Agreement (the "Original Number") and the number of shares of Common Stock previously issued pursuant to the Anti-Dilution Warrant, equals the number of shares of Common Stock in which the Original Number of shares of Series C Preferred Stock (if issued on September 1, 2000) would be convertible immediately after giving effect to such Dilutive Transaction.

     The Purchase Agreement limits the Purchaser's ownership of the Company's Common Stock. Specifically, the Purchaser is prohibited from acquiring or becoming a member of a group which owns more than thirty-five (35%) percent of the Company's Common Stock while John F. Short is Chief Executive Officer and Chairman of the Company other than pursuant to the Anti-Dilution Warrant. See
Exhibit 1.

     Except as described herein, the Reporting Persons have no current plans to increase or decrease its investment position, the Reporting Persons intend to review this investment position from time to time. Depending upon such review, as well as market and business conditions and other factors, the Reporting Persons may choose to purchase additional shares of the Company's Common Stock or to sell all or a portion of their shares of the Company's Common Stock.

     (d) Pursuant to the Company's Designation of Series B Preferred Stock the Series B Preferred Stockholders (the Purchaser or the Purchaser's permitted transferees) have the right to elect two directors to the Company's board of directors. In addition pursuant to the Purchase Agreement, on or after the fifth anniversary or upon the occurrence of certain events, the Purchaser may exchange the Common Stock issued pursuant to the Purchase Agreement for shares of the Company's Series C Preferred Stock. Upon the issuance of the Company's Series C Preferred Stock, the Series C Preferred Stockholders (the Purchaser or the Purchaser's permitted transferees) shall have the right to elect two additional directors to the Company's board of directors. The number of directors to be elected by the Series B Preferred Stockholders and the Series C Preferred Stockholders is subject to reduction at such time when the number of shares of the Company's Common Stock (on as-converted basis) owned by the Purchaser or its permitted transferees is below certain thresholds. See Exhibits 2 and 3.

     (e) The Series C Preferred Stockholders are entitled to receive certain dividends in preference to the holders of the Company's Common Stock or any other capital stock of the Company. See Exhibit 3.

     (g) Pursuant to the Designations of the Series B Preferred Stock and the Series C Preferred Stock, as attached hereto as Exhibits 2 and 3, the holders of Series B Preferred Stock and Series C Preferred Stock have certain voting rights which may impede the acquisition of control of the Company by any person.

     No Reporting Person has any present plans or proposals with respect to the Company as described in Items 4(b), (c), (f) and (h) of Schedule 13D. The Reporting Persons retain their right to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of the Company's securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a)  Beneficial Ownership
          --------------------

     Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 7 of this statement are incorporated herein by reference.

     The Reporting Persons are the beneficial owners of an aggregate of 1,916,958 shares of Common Stock. Based on the Company's most recent public filings, this represents beneficial ownership of 30.9% of the Company's Common Stock.

     Each of the Reporting Persons beneficially owns (i) that number of shares of Common Stock and (ii) that percentage of the Company's Common Stock (based on the Company's most recent public filings), as set forth opposite its name:

                                                     Percentage of Issued and
                             Number of Shares of     Outstanding Common
                             Common Stock            Stock Beneficially
Reporting Person             Beneficially Owned      Owned
-----------------------------------------------------------------------------

LLR Equity Partners, L.P.       1,740,339 (1)               28.9%

LLR Capital, L.P.               1,916,958 (1)(2)            30.9%

LLR Capital, L.L.C.             1,916,958 (1)(2)            30.9%

Howard D. Ross                  1,916,958 (1)(2)            30.9%

Ira M. Lubert                   1,916,958 (1)(2)            30.9%

Seth J. Lehr                    1,916,958 (1)(2)            30.9%

______________

     (1) Includes 1,068,065 shares of Common Stock owned directly by LLR Equity and 672,274 shares of Common Stock issuable upon exercise of a currently exercisable warrant held by LLR Equity.

     (2) Includes 108,393 shares of Common Stock owned directly by LLR Parallel and 68,226 shares of Common Stock issuable upon exercise of a currently exercisable warrant held by LLR Parallel.

(b)  Voting and Dispositive Powers
     -----------------------------

     Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 7 of this statement are incorporated herein by reference.

     The Reporting Persons share voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.

(c)  Transactions in Securities of the Company During the Past Sixty Days
     --------------------------------------------------------------------

     Other than as set forth herein, the Reporting Persons have not made any purchase or sales of securities of the Company during the sixty (60) days preceding the date of this Schedule 13D.

(d)  Dividends and Proceeds
     ----------------------

     The Reporting Persons have the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

(e)  Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the
     --------------------------------------------------------------------------
     Company's Stock
     ---------------

     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
          ------------------------------------------------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          1. Purchase Agreement, dated as of September 1, 2000, by and among Opinion Research Corporation, LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P.

          2. Certificate of Designations of Series B Preferred Stock of Opinion Research Corporation.

          3. Certificate of Designations of Series C Preferred Stock of Opinion Research Corporation.

          4. Initial Warrant, dated as of September 1, 2000, issued to LLR Equity Partners, L.P.

          5. Initial Warrant, dated as of September 1, 2000, issued to LLR Equity Partners Parallel, L.P.

          6. Anti-Dilution Warrant, dated as of September 1, 2000, issued to LLR Equity Partners, L.P.

          7. Anti-Dilution Warrant, dated as of September 1, 2000, issued to LLR Equity Partners Parallel, L.P.

          8. Registration Rights Agreement, dated as of September 1, 2000, by and among Opinion Research Corporation, LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P.

                   SIGNATURES AND JOINT STATEMENT AGREEMENT
                   ----------------------------------------

     After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

     Each Reporting Person understands that they are responsible for the timely filing of this statement and any amendments thereto and for the completeness and accuracy of the information concerning such Reporting Person contained herein; each Reporting Person understands that they are not responsible for the completeness or accuracy of the information concerning the other Reporting Persons making this filing unless such Reporting Person knows or has reason to believe that such information is inaccurate. This Statement may be executed in more than one counterpart.

Dated: September 11, 2000

                              LLR EQUITY PARTNERS, L.P.

                                By: LLR Capital, L.P., Its General Partner

                                 By: LLR Capital, L.L.C., Its General Partner

                                  By: /s/ Seth J. Lehr
                                     --------------------------
                                     Seth J. Lehr
                                     Managing Member


                              LLR CAPITAL, L.P.

                                By: LLR Capital, L.L.C., Its General Partner

                                 By: /s/ Seth J. Lehr
                                    ---------------------------
                                    Seth J. Lehr
                                    Managing Member


                              LLR CAPITAL, L.L.C.

                                 By: /s/ Seth J. Lehr
                                    ---------------------------
                                    Seth J. Lehr
                                    Managing Member


                                  /s/ Howard D. Ross
                                  -----------------------------
                                  Howard D. Ross

                                  /s/ Ira M. Lubert
                                  -----------------------------
                                  Ira M. Lubert


                                  /s/ Seth J. Lehr
                                  ----------------------------
                                  Seth J. Lehr